EXHIBIT 2
Consolidated Financial Statements
(Expressed in millions of United States dollars)
GLAMIS GOLD LTD.
Years ended December 31, 2005, 2004 and 2003

MANAGEMENT’S RESPONSIBILITY
The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgments based on currently available information. The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information, and that assets are safeguarded from loss.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board which meets with the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval.
The consolidated financial statements have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

C. Kevin McArthur	Cheryl S. Maher

President and	Vice President Finance and
Chief Executive Officer	Chief Financial Officer

February 3, 2006	February 3, 2006

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada
AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of Glamis Gold Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.
KPMG LLP (signed)
Chartered Accountants
Vancouver, Canada
February 3, 2006, except as to note 16
  which is as of February 24, 2006
COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in note 2(i) to the consolidated financial statements as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005. Our report to the shareholders dated February 3, 2006, except as to note 16 which is as of February 24, 2006, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors report when the changes are properly accounted for and adequately disclosed in the financial statements.
KPMG LLP (signed)
Chartered Accountants
Vancouver, Canada
February 3, 2006, except as to note 16
  which is as of February 24, 2006
KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

GLAMIS GOLD LTD.
Consolidated Balance Sheets
(Expressed in millions of United States dollars)
December 31, 2005 and 2004

	2005	2004

Assets

Current assets:
Cash and cash equivalents	$32.1	$27.0
Accounts and interest receivable	2.9	2.8
Inventory (note 4)	29.4	25.7
Prepaid expenses and other	1.3	1.3

	65.7	56.8

Mineral property, plant and equipment (note 5)	630.8	542.3

Other assets (note 6)	24.7	14.2

	$721.2	$613.3

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$27.2	$24.8
Site closure and reclamation costs, current	1.0	0.9
Taxes payable	0.8	3.7

	29.0	29.4

Site closure and reclamation costs (note 7)	12.2	7.6

Long-term debt (note 8)	80.0	30.0

Future income taxes (note 11)	96.4	86.0

	217.6	153.0

Shareholders’ equity:
Share capital (note 9):
Authorized:
Unlimited (2004 - 200,000,000) common shares without par value
5,000,000 preferred shares, CDN$10 par value, issuable in Series
Issued and fully paid:
131,918,803 (2004 - 130,863,953) common shares	492.9	472.7
Contributed surplus	12.5	16.5
Deficit	(1.8)	(28.9)

	503.6	460.3

	$721.2	$613.3

Commitments and contingencies (notes 5, 7 and 14)
Subsequent event (note 16)
See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

“C. Kevin McArthur”	Director	“A. Dan Rovig”	Director

GLAMIS GOLD LTD.
Consolidated Statements of Operations
(Expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003

Revenue	$202.6	$94.7	$84.0

Costs and expenses:
Cost of sales (excluding depreciation and depletion)	87.7	43.9	41.6
Depreciation and depletion	51.1	20.8	17.7
Exploration	9.5	4.1	5.6
General and administrative	13.0	7.2	5.9
Stock-based compensation	3.9	—	—
Other	2.1	0.7	0.4

	167.3	76.7	71.2

Earnings from operations	35.3	18.0	12.8

Interest expense	(0.4)	—	—
Interest and other income (note 10)	2.2	8.7	4.4

Earnings before income taxes	37.1	26.7	17.2

Provision for (recovery of) income taxes (note 11):
Current	4.3	3.9	0.2
Future	5.7	1.9	(1.2)

	10.0	5.8	(1.0)

Net earnings for the year	$27.1	$20.9	$18.2

Earnings per share:
Basic	$0.21	$0.16	$0.14
Diluted	0.20	0.16	0.14

Weighted average common shares outstanding:
Basic	131,296,538	130,538,559	128,118,980
Diluted	132,065,566	131,986,158	129,738,017

See accompanying notes to consolidated financial statements

GLAMIS GOLD LTD.
Consolidated Statements of Deficit
(Expressed in millions of United States dollars)
Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003

Deficit, beginning of year	$(28.9)	$(36.7)	$(54.9)

Adjustment for stock-based compensation (note 2(i))	—	(13.1)	—

Net earnings for the year	27.1	20.9	18.2

Deficit, end of year	$(1.8)	$(28.9)	$(36.7)

See accompanying notes to consolidated financial statements.

GLAMIS GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in millions of United States dollars)
Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003

Cash flows from operating activities:
Net earnings for the year	$27.1	$20.9	$18.2
Non-cash items:
Depreciation and depletion	51.1	20.8	17.7
Future income taxes	5.7	1.9	(1.2)
Gain on sale of investments and property	(1.3)	(6.9)	(1.6)
Stock-based compensation	3.9	—	—
Other	2.5	0.7	0.8

	89.0	37.4	33.9
Changes in non-cash operating working capital:
Accounts and interest receivable	(0.1)	2.1	(4.5)
Taxes recoverable/payable	(2.9)	2.5	0.4
Inventory	(4.0)	(8.5)	(0.2)
Prepaid expenses and other	—	(0.2)	(0.4)
Accounts payable and accrued liabilities	2.7	15.4	1.1
Site closure and reclamation expenditures	(3.3)	(2.8)	(3.3)

Net cash provided by operating activities	81.4	45.9	27.0

Cash flows from (used in) investing activities:
Business acquisitions, net of cash acquired (note 3)	—	—	(1.6)
Purchase of mineral property, plant and equipment, net of disposals	(132.3)	(191.3)	(72.0)
Proceeds from sale of investments and mineral property	1.6	13.3	6.8
Purchases of investments	(1.4)	—	—
Purchase of other assets, net of disposals	(6.2)	(1.7)	(1.2)

Net cash used in investing activities	(138.3)	(179.7)	(68.0)

Cash flows from financing activities:
Proceeds from issuance of common shares	12.0	4.7	7.1
Proceeds from long-term debt	50.0	30.0	—

Net cash provided by financing activities	62.0	34.7	7.1

Increase (decrease) in cash and cash equivalents	5.1	(99.1)	(33.9)

Cash and cash equivalents, beginning of year	27.0	126.1	160.0

Cash and cash equivalents, end of year	$32.1	$27.0	$126.1

Supplemental disclosures of cash flow information:
Cash paid (received) during the year for:
Interest, net of interest amounts paid and capitalized (note 8)	$(0.8)	$(1.0)	$(2.8)
Taxes	6.8	0.2	(3.6)
Non-cash transactions:
Consideration paid through the issuance of common shares (note 3)	—	—	20.7
Shares of American Gold received on sale of mineral property (note 5(b)(v))	—	0.7	—
See accompanying notes to consolidated financial statements.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
1. Nature of operations:
The Company and its wholly owned subsidiaries are engaged in the exploration, development and extraction of precious metals principally in the States of Nevada and California in the United States of America, and in Honduras, Mexico and Guatemala.
2. Significant accounting policies:
     (a) Generally accepted accounting principles:
These consolidated financial statements have been prepared in accordance with accounting principles and practices that are generally accepted in Canada, which conform, in all material measurement respects, with those generally accepted in the United States, except as explained in note 15.
     (b) Principles of consolidation:
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and its proportionate share of the accounts of joint ventures in which the Company has an interest. All material intercompany transactions and balances have been eliminated.
Effective January 1, 2005, the Company adopted new Canadian Institute of Chartered Accountants Accounting Guideline 15 “Consolidation of Variable Interest Entities” (“AcG-15”). The new guidance establishes when a company should consolidate a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the majority of the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s returns, or both. The adoption of AcG-15 did not result in any changes to these consolidated financial statements.
     (c) Cash equivalents:
Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a maturity of three months or less at acquisition, that are readily convertible to contracted amounts of cash.
     (d) Inventory:
(i)	Finished goods inventory is metals available for sale and is stated at the lower of cost and net realizable value. The cost of finished goods inventory includes (i) direct production costs, such as mining, crushing, processing and refining, (ii) direct non-production costs, such as royalties and severance taxes, and (iii) allocated non-cash costs, such as depreciation and depletion of mining and processing equipment and facilities. Cost of sales includes the cost of finished goods except for depreciation and depletion which is disclosed separately in the consolidated statement of operations.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
2. Significant accounting policies (continued):
     (d) Inventory (continued):
(ii)	Work-in-progress inventory, which consists of ore on leach pads and crushed ore and in-circuit material at properties with milling operations, is valued at the lower of average production cost or net realizable value. Production costs relate to the cost of placing the ore on the leach pad or into the mill circuit and include direct mining, crushing, agglomerating and conveying costs, as applicable, for the different mine operations. These costs are charged to operations in cost of sales on the basis of ounces of gold recovered. Crushed ore stockpiles are valued at mining plus crushing costs. Based upon actual gold recoveries and operating plans, the Company regularly evaluates and refines estimates used in determining the costs charged to operations and the carrying value of costs associated with the ore on the leach pads or in process at the mill.

(iii)	Supplies and spare parts inventory includes the cost of consumables used in operations, such as fuel, chemicals, reagents and repair parts, and is stated at the lower of average cost and replacement cost.
     (e) Mineral property, plant and equipment:
          (i) Mineral property acquisition and mine development costs:
The Company holds interests in mineral properties in various forms, including fee lands, patented or unpatented mining claims, prospecting licenses, exploration and exploitation concessions, mineral leases and surface rights. All of the costs to acquire the interests are capitalized as mineral property acquisition costs (note 5).
(A)	Property acquisition and mine development costs are recorded at cost and amortized by the unit-of-production method based on estimated proven and probable recoverable reserves. Pre-production expenditures and revenues are capitalized until the commencement of commercial production. If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period such determination is made.

(B)	Mine development costs for current production, including stripping of waste material during the production phase, are included in mining costs initially included in work-in-process inventory and expensed through cost of sales. Mine development costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are deferred and then amortized on a unit-of-production basis. General and administrative costs are expensed as incurred.

(C)	Interest and amortization of deferred financing costs on project financing for mine development is capitalized to mine development costs while construction and development activities at the property are in progress. When the property is placed into production, those deferred costs are included in the amortization of mine development costs.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
2. Significant accounting policies (continued):
     (e) Mineral property, plant and equipment (continued):
          (i) Mineral property acquisition and mine development costs (continued):
(D)	Exploration expenditures on properties not advanced enough to identify their development potential are charged to operations as incurred. Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are deferred.
          (ii) Plant and equipment:
Plant and equipment is stated at cost less accumulated depreciation. Leach pads are depreciated on a unit-of-production basis over estimated proven and probable recoverable reserves expected to be processed from the leach pad. Ounces of gold produced is used as the unit of production. An ounce is considered produced when it is available for sale. Mills, mining equipment and other asset categories are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives for mining equipment and major asset categories range from three to ten years. Replacements and major improvements are capitalized. Capital spares are recorded in plant and equipment and expensed or depreciated, as appropriate, when placed into service.
     (f) Impairment of long-lived assets:
The Company assesses the impairment of long-lived assets, which consist primarily of mineral property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.
     (g) Site closure and reclamation costs:
Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Company. A reserve for future site closure and reclamation costs has been established based upon the estimated costs to comply with existing reclamation standards. The Company recognizes the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of costs can be made. The Company records the present value of estimated future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs are amortized over the life of the related assets using the unit-of- production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense, included in other operating expenses) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
2. Significant accounting policies (continued):
     (h) Revenue recognition:
Revenue is recognized when metal is delivered and title passes. Costs incurred or premium income received on forward sales or options contracts are recognized in revenue when the contracts expire or production is delivered. Changes in the fair value of the related asset or liability are recognized in earnings, unless the contract qualifies for hedge accounting treatment.
     (i) Stock-based compensation:
The Company has stock-based management incentive plans, which are described in note 9(b). Stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, are accounted for using the fair value method. The fair value of the obligations that arise from the granting of stock appreciation rights as described in note 9(b) are reflected as liabilities if these are to be settled in cash and as contributed surplus if these are to be settled with common shares. Upon exercise of the stock options or share-settled stock appreciation rights, the fair value along with any consideration paid by employees on the exercise of stock options is recorded as share capital.
Effective January 1, 2004, the Company retroactively adopted the amended Canadian Institute of Chartered Accountants Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” (“HB 3870”). HB 3870 requires the use of the fair-value method to calculate all stock-based compensation associated with granting stock options to employees and directors, and the inclusion of that expense in the statement of operations. Prior to January 1, 2004, the Company disclosed the effects of the fair-value method in the notes to the financial statements and did not recognize stock-based compensation relating to stock options granted to employees and directors in the statement of operations. Under the revised accounting policy, the Company measures stock-based compensation on the date of the grant and recognizes this cost over the vesting period of the options in results from operations. The cumulative effect of this change in accounting for stock-based compensation of $13.1 million, determined as of January 1, 2004, for stock options granted on or after January 1, 2002, is reported separately in the consolidated statement of deficit and as an adjustment to contributed surplus. The fair value of options granted on or after January 1, 2002 and exercised prior to January 1, 2004 of $1.4 million has been recorded as an adjustment to share capital, with an offsetting reduction to contributed surplus as at January 1, 2004. As allowed under the provisions of HB 3870, periods prior to 2004 have not been restated to apply the provisions of the revised accounting policy for stock-based compensation.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
2. Significant accounting policies (continued):
     (j) Income taxes:
The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.
     (k) Earnings per share:
Basic earnings per share is calculated by dividing net earnings by the weighted average number of shares outstanding for the year. Diluted earnings per share is calculated using the treasury stock method which, for outstanding stock options, assumes that the proceeds to be received on the exercise of stock options are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding.
     (l) Translation of foreign currencies:
The Company conducts business in Canada, the United States, Honduras, Mexico and Guatemala. The primary currency of operations for the Company and its subsidiaries and joint ventures is the U.S. dollar. Transactions denominated in currencies other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect on the transaction date or at an average rate. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using the exchange rate in effect on the balance sheet date. Foreign currency gains and losses arising from translation of balances are included in the determination of net earnings for the period.
     (m) Estimates:
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, site closure and reclamation obligations, impairment of long-lived assets, useful lives for depreciation, depletion and amortization, measurement of work-in-process and finished goods inventory and valuation allowances for future tax assets. Actual results could differ from those estimates.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
3. Business acquisition:
On July 16, 2002, the Company completed the acquisition, by way of a plan of arrangement, of Francisco Gold Corp. (“Francisco”), a Canadian public company with non-producing mining assets. Francisco’s principal assets were the El Sauzal gold project in Chihuahua, Mexico and the Marlin gold project in San Marcos, Guatemala.
During the year ended December 31, 2003, the Company paid a further $1.6 million and issued a further 2.2 million common shares of the Company, at a price of CDN$13.50 per share, to the former owners of the Marlin project, pursuant to certain terms of the plan of arrangement with Francisco. The $22.3 million additional consideration for the acquisition of Francisco was allocated as follows:

Mineral properties	$32.3
Future income taxes	(10.0)

$22.3

In 2005, the Company also exercised its option to acquire a 5% stake in Chesapeake Gold Corp., a new exploration company formed by Francisco prior to acquisition by the Company and not part of the acquisition of Francisco pursuant to the plan of arrangement, at a cost of $1.4 million (note 6).
4. Inventory:

	2005	2004

Finished goods	$1.5	$2.5
Work-in-progress	16.2	17.3
Supplies and spare parts	11.7	5.9

	$29.4	$25.7

5. Mineral property, plant and equipment:

	2005	2004

Producing properties, net	$630.6	$313.9
Non-producing properties, net	0.2	228.4

	$630.8	$542.3

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
5. Mineral property, plant and equipment (continued):
     (a) Producing properties:

		Mineral
		property	Mine		Accumulated
	Plant and	acquisition	development		depreciation
2005	equipment	costs	costs	Sub-total	& write-downs	Total

San Martin, Honduras	$36.5	$13.4	$26.6	$76.5	$(46.8)	$29.7
Marigold, Nevada	50.8	9.2	46.8	106.8	(41.4)	65.4
El Sauzal, Mexico	78.5	105.6	57.8	241.9	(31.3)	210.6
Marlin, Guatemala	85.2	123.1	123.6	331.9	(7.6)	324.3
Rand, California	17.1	14.1	29.9	61.1	(60.7)	0.4
Other	1.0	—	—	1.0	(0.8)	0.2

Total	$269.1	$265.4	$284.7	$819.2	$(188.6)	$630.6

		Mineral
		property	Mine		Accumulated
	Plant and	acquisition	development		depreciation
2004	equipment	costs	costs	Sub-total	& write-downs	Total

San Martin, Honduras	$34.5	$13.4	$25.5	$73.4	$(38.4)	$35.0
Marigold, Nevada	45.9	9.2	25.0	80.1	(29.0)	51.1
El Sauzal, Mexico	73.3	105.6	55.7	234.6	(7.2)	227.4
Rand, California	18.6	14.1	28.5	61.2	(61.0)	0.2
Other	0.9	—	—	0.9	(0.7)	0.2

Total	$173.2	$142.3	$134.7	$450.2	$(136.3)	$313.9

At December 31, 2005 and 2004, all of the Company’s producing properties are held 100%, except for the Marigold Mine, which is 66-2/3% owned. Certain of the Company’s producing properties are subject to royalties pursuant to the terms of the underlying acquisition, option or lease agreements, which range up to 7% of net smelter returns and provide for minimum payments which vary with the price of gold aggregating approximately $0.6 million per year.
     (b) Non-producing properties:

		Mineral			Accumulated
		property	Mine		depreciation
	Plant and	acquisition	development		and
2005	equipment	costs	costs	Sub-total	write-downs	Total

Imperial, California	$0.1	$3.3	$10.9	$14.3	$(14.3)	$—
Cerro Blanco, Guatemala	0.1	8.0	—	8.1	(8.1)	—
Other	0.1	—	0.2	0.3	(0.1)	0.2

Total	$0.3	$11.3	$11.1	$22.7	$(22.5)	$0.2

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
5. Mineral property, plant and equipment (continued):
     (b) Non-producing properties (continued):

		Mineral			Accumulated
		property	Mine		depreciation
	Plant and	acquisition	development		and
2004	equipment	costs	costs	Sub-total	write-downs	Total

Marlin, Guatemala	$62.9	$123.1	$42.9	$228.9	$(0.7)	$228.2
Imperial, California	0.1	3.3	10.9	14.3	(14.3)	—
Cerro Blanco, Guatemala	0.1	8.0	—	8.1	(8.1)	—
Other	0.1	—	0.2	0.3	(0.1)	0.2

Total	$63.2	$134.4	$54.0	$251.6	$(23.2)	$228.4

     (i) Marlin Project:
The Marlin Project was acquired in 2002 (note 3) and at the time, was an advanced-exploration-stage gold-silver property located in the state of San Marcos, Guatemala. The Company owns 100% of the project. During 2003, a feasibility study on the project was completed. Construction of the mine was completed in 2005 and the property commenced commercial production in the fourth quarter of 2005. Accordingly, for the year ended December 31, 2005, the Marlin property was reclassified to producing properties.
     (ii) Cerro San Pedro Project:
The Cerro San Pedro Project was acquired in 2000 as an advanced-stage gold-silver property located in the state of San Luis Potosi, Mexico. The Company completed its earn-in of a 50% interest in the project during 2001.
Under a Share Purchase Agreement effective February 12, 2003, the Company agreed to sell its 50% interest in the Cerro San Pedro Project to Metallica Resources Inc. (“Metallica”) for proceeds of $13.0 million plus contingent payments of $5.0 million based on the project being put into commercial production, and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, $5.0 million on August 12, 2003 and $6.0 million on February 12, 2004, which was accrued at December 31, 2003. The Company recorded a gain on the sale of its interest in the project of $1.5 million during 2003. On March 24, 2004, the Company sold the royalty to Metallica for $2.25 million and received the $5.0 million of contingent payments due under the Share Purchase Agreement. This $7.25 million has been reflected in other income in the statement of operations for the year ended December 31, 2004, and the $13.25 million received during the year ended December 31, 2004 as cash flows from investing activities in the statement of cash flows.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
5. Mineral property, plant and equipment (continued):
     (b) Non-producing properties (continued):
          (iii) Imperial Project:
The Imperial Project consists of a 100% interest in certain unpatented mining claims located in eastern Imperial County in the State of California. Gold production will be subject to a net smelter return royalty of 1-1/2%.
Due to the U.S. Department of Interior decision to formally deny the operating permit for the Imperial Project on January 16, 2001, the $14.3 million of deferred costs on the project were written down at December 31, 2000. In November 2001, the denial of the project was formally vacated by the Department of the Interior. In 2002, the Company recommenced the permitting process for the Imperial Project. In this connection, the Bureau of Land Management (“BLM”) completed a validity examination of the unpatented mining claims comprising the project and concluded that the mining claims are valid. However, during 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. Management believes these actions were taken directly to attempt to stop the Company’s Imperial Project, as a requirement to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The Notice alleges that the Company’s property rights comprising its Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre- and post-award interest and various costs incurred by the Company. The Company cannot predict how long it may take to complete this legal process or what the ultimate resolution may be.
          (iv) Cerro Blanco Project:
The Cerro Blanco Project is an advanced-stage gold exploration property consisting of a 100% interest in one granted concession and eight concession applications in the state of Jutiapa, Guatemala. Based on economic conditions at the time and uncertainty over the recoverability of the deferred costs, the Company wrote-down the costs to a nominal amount in 2000. Exploration work is continuing on the project.
          (v) Other:
Effective February 25, 2004, the Company sold its 50% interest in the Metates Property in Mexico to American Gold Capital Corporation (“American Gold”), a TSX Venture Exchange-listed company. The Company received 5,000,000 shares of American Gold, 2,250,000 of which are owned by the Company but held in escrow at December 31, 2005 (2004 — 3,750,000), to be released over the period to February 2007. A gain of $0.7 million on this sale has been included in other income in the statement of operations for the year ended December 31, 2004.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
5. Mineral property, plant and equipment (continued):
(c)	Interests in joint ventures:

The Company’s 66-2/3% interest in the Marigold Mine and 50% interest in the Cerro San Pedro Project (to the date of disposition in 2003) are reflected in these consolidated financial statements on a proportionate basis. The Company’s share of the joint ventures’ assets, liabilities, revenues and expenses included in the consolidated financial statements are as follows:

	2005	2004

Current assets	$12.0	$10.8
Non-current assets	64.6	50.5

	$76.6	$61.3

Current liabilities	$4.4	$4.0
Non-current liabilities	6.0	4.4

	$10.4	$8.4

	2005	2004	2003

Revenue from operating activities	$62.9	$38.1	$35.2
Expenses	43.0	25.9	24.2

Earnings from operations	$19.9	$12.2	$11.0

Cash provided by operating activities	$32.8	$19.5	$17.4
Cash used in investing activities	(25.9)	(23.9)	(14.1)
6. Other assets:

	2005	2004

Restricted deposits (a)	$11.4	$10.7
Sales taxes recoverable	10.6	0.8
Shares of American Gold (quoted market value of shares held in escrow but deemed available for sale as of December 31, 2005 — $1.2 million; 2004 — $2.1 million) (note 5(b)(v))	0.2	0.7
Shares in Chesapeake Gold Corp. (quoted market value — $3.7 million) (note 3)	1.4	—
Payments advanced on project construction	0.4	1.2
Other	0.7	0.8

	$24.7	$14.2

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
6. Other assets (continued):
(a)	Restricted deposits:

The Company provides financial guarantees to regulatory authorities as security for future site closure and reclamation costs (note 7) and other service contracts for the Company’s operations. As at December 31, 2005, the Company had $2.1 million in reclamation bonds outstanding (2004 — $2.1 million), for which the Company has provided collateral in the form of certificates of deposit totaling $1.1 million (2004 — $1.1 million). Additional letters of credit issued as security are collateralized with certificates of deposit totaling $8.5 million (2004 — $9.3 million) that earn interest at fixed rates between 3.95% and 4.20% (2004 — 2.15% and 2.36%). Fees on the bonds and letters of credit range from 0.5% to 1.0% (2004 — 0.5% to 1.1%). Additional deposits totaling $1.8 million (2004 — $0.3 million) have also been posted as collateral with various service providers and regulatory authorities.
7. Site closure and reclamation:

	2005	2004	2003

Balance, beginning of year	$8.5	$7.0	$9.1
Liabilities incurred in the current year	4.8	3.8	0.8
Change in estimated future cash flows	2.5	—	—
Site closure and reclamation costs incurred	(3.3)	(2.8)	(3.3)
Accretion expense	0.7	0.5	0.4

Balance, end of year	$13.2	$8.5	$7.0

Allocated between:
Current portion	$1.0	$0.9	$1.3
Non-current portion	12.2	7.6	5.7

	$13.2	$8.5	$7.0

The Company’s operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
7. Site closure and reclamation (continued):
Assumptions used in the determination of the site closure and reclamation liabilities are as follows:

	Marigold	San Martin	El Sauzal	Marlin	Rand	Total

Beginning of year:
Estimated cost	$13.2	$3.1	$0.5	$0.5	$1.3	$18.6
End of mining	2012	2009	2014	2014	2002
Discount rate	5%	5%	5%	5%	5%

End of year:
Estimated cost	$16.7	$4.4	$1.8	$3.3	$1.0	$27.2
End of mining	2014	2007	2012	2015	2002
Discount rate	5%	5%	5%	5%	5%
     An inflation rate of 2.0 % was applied at all units.
8. Long-term debt:

	2005	2004

International Finance Corporation term loan (a)	$45.0	$30.0
Bank of Nova Scotia revolving credit facility (b)	35.0	—

	$80.0	$30.0

(a)	On June 30, 2004, the Company signed a loan agreement with International Finance Corporation, a division of the World Bank. The facility provides for up to $45.0 million in funding for development of the Company’s Marlin Project in Guatemala bearing interest at a six-month LIBOR plus 2.625%-based interest rate payable semi-annually. The facility is secured by a pledge of the Company’s shares in the related Guatemalan subsidiaries. The interest rate at December 31, 2005 was 6.445% (2004 — 4.775%). Semi-annual principal repayments of $7.5 million are scheduled from January 2007 through July 2009.

(b)	On March 4, 2005, the Company finalized a $50.0 million revolving credit facility with the Bank of Nova Scotia. The facility is available for drawdown in United States dollars or ounces of silver with repayment at any time during the three-year period ending March 4, 2008 at a bank base rate or LIBOR-based rate (plus 0.25%-1.50% depending on financial ratios), payable according to the quoted rate term. The facility is secured by a pledge of the Company’s shares in certain U.S. and Mexican mining subsidiaries. The LIBOR-based interest rate at December 31, 2005 was 5.57%.

(c)	For the year ended December 31, 2005, $3.1 million of interest was capitalized to the Marlin Project (2004 — $1.2 million) and $0.4 million was expensed.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
9. Share capital:
(a)	Issued and fully paid:

	Number
	of shares	Amount

Balance as at December 31, 2002	125,978,115	$437.6
Issued during the year:
For cash consideration under the terms of directors’ and employees’ stock options	1,839,550	6.9
To former Montana Gold Corp. shareholders under the terms of the Plan of Arrangement with Francisco (note 3)	2,247,486	20.7
Issued due to previous reorganization	68,527	0.2

Balance as at December 31, 2003	130,133,678	465.4
Cumulative adjustment for change in accounting for stock-based compensation (note 2(i))	—	1.4
Issued during the year:
Pursuant to the terms of directors’ and employees’ stock options	734,700	5.9
Cancelled due to previous reorganization	(4,425)	—

Balance as at December 31, 2004	130,863,953	472.7
Issued during the year:
Pursuant to the terms of directors’ and employees’ stock options	1,651,847	20.8
Pursuant to the terms of employee restricted stock plan	52,000	0.9
Pursuant to the terms of employee stock appreciation rights plan	46,713	1.0
Cancelled on expiration of Rayrock Resources Inc. share exchange	(695,710)	(2.5)

Balance as at December 31, 2005	131,918,803	$492.9

(b)	Stock-based management incentive plans:

The Company has a stock option plan that allows it to grant options to its employees, officers and directors to acquire up to 7.0 million common shares. The exercise price of each option equals the trading price for the common shares on the Toronto Stock Exchange before the date of the grant. Options have a maximum term of five years and, subject to certain specific exceptions, terminate one year following the termination of the optionee’s employment. Once approved and vested, options are exercisable at any time.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
9. Share capital (continued):
(b)	Stock-based management incentive plans (continued):

The continuity of directors’ and employees’ stock options is as follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of options	price (CDN$)	of options	price (CDN$)	of options	price (CDN$)

Outstanding, beginning of year	3,381,000	$12.80	4,100,700	$11.95	4,720,250	$6.76
Granted during the year	763,000	19.54	15,000	21.87	1,220,000	21.92
Exercised during the year	(1,651,847)	8.58	(734,700)	8.24	(1,839,550)	5.21
Cancelled during the year	(40,000)	21.34	—	—	—	—

Outstanding, end of year	2,452,153	$17.60	3,381,000	$12.80	4,100,700	$11.95

Exercisable	1,964,487	$17.14	3,373,500	$12.80	4,100,700	$11.95

Details of stock options outstanding as at December 31, 2005 are as follows:

Range of	Number	Weighted average	Weighted average
exercise prices (CDN$)	outstanding	remaining life (yrs.)	exercise price (CDN$)

$ 5.60 – $7.38	205,000	1.16	$7.08
$10.50 – $13.09	692,200	1.83	13.04
$17.20 – $19.03	407,200	3.47	17.65
$21.16 – $22.61	1,135,253	3.27	22.19
$24.00 – $26.00	12,500	4.87	25.25

	2,452,153	2.73	$17.60

For the year ended December 31, 2005, the Company recorded stock-based compensation expense of $1.6 million (2004 — nil) related to options granted to employees. Prior to January 1, 2004, no compensation cost was recorded in these financial statements for stock options granted to employees. If the fair value method had been used to determine compensation cost for all stock options granted to employees, on or after January 1, 2002, that vested in the period, the Company’s net earnings and earnings per share for the year ended December 31, 2003 would have been as follows:

		Fair value of
		options granted
	As reported	and vested	Pro-forma

Net earnings	$18.2	$7.9	$10.3
Basic earnings per common share	$0.14		$0.08
Diluted earnings per common share	$0.14		$0.08

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
9. Share capital (continued):
(b)	Stock-based management incentive plans (continued):

The fair value of stock options was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003

Risk-free interest rate	2.93%	2.55%	3.34%
Annual dividends	—	—	—
Expected stock price volatility	34%	55%	55%
Expected life	1.9years	2.5years	2.5years
Weighted average fair value per option granted	$3.26	$5.97	$6.12

The above calculations of the fair values of options granted and vested and pro forma amounts do not include the effect of options granted prior to January 1, 2002.
The Company also has a stock-based management incentive plan that allows it to grant rights for a holder to receive the appreciation in the value of the stock-based right over the stated base price in either cash or common shares, as determined by the Board of Directors at the time of grant. One-third of stock appreciation rights (“SARs”) vest on the date of grant with the remainder vesting annually over two years. During the year ended December 31, 2005, the Company granted 843,000 SARs, all of which, if exercised, will be settled with common shares. As at December 31, 2005, there were 629,200 SARs outstanding. The weighted average fair value of the SARs was estimated to be $3.27 per SAR, using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate: 2.95%; annual dividends: nil; expected stock price volatility: 32.5%; expected life: 2.5 years. Total stock-based compensation expense recognized by the Company in 2005 related to SARs was $1.6 million (2004 — nil; 2003 — nil).
During 2004, the Company received shareholder approval to institute a share equity incentive plan which allows the Company to grant restricted stock to employees. Of the 1,000,000 shares available under the plan, 57,000 have been granted as of December 31, 2005. One-third of restricted shares vest on the date of grant with the remainder vesting annually over two years. Total stock-based compensation expense related to the issue of restricted stock was $0.7 million (2004 — nil; 2003 — nil).

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
10. Interest and other income:

	2005	2004	2003

Interest	$0.7	$0.9	$2.8
Foreign exchange loss	(0.2)	(0.5)	(0.4)
Gain on sales of mineral property, plant and equipment (notes 5(b)(ii) and 5(b)(v))	0.2	7.9	1.5
Gain on sale of investment shares	1.1	—	—
Other income	0.4	0.4	0.5

	$2.2	$8.7	$4.4

11. Income taxes:
     The provision for income taxes differs from the Canadian statutory rate as follows:

	2005		2004		2003
	Amount	Rate	Amount	Rate	Amount	Rate

Income tax expense (benefit) computed at statutory rates	$12.1	32.5%	$8.7	32.5%	$6.4	37.6%
Foreign tax rates different from statutory rate	(0.3)	(0.8)	(3.0)	(11.2)	(1.8)	(10.3)
Effect of tax rate changes	(5.0)	(13.5)	(3.6)	(13.5)	—	—
Change in valuation allowance	1.1	3.2	4.8	18.4	(4.5)	(26.5)
Other	2.1	5.7	(1.1)	(4.5)	(1.1)	(6.4)

	$10.0	27.1%	$5.8	21.7%	$(1.0)	(5.6)%

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
11. Income taxes (continued):
(a)	Future income tax assets and liabilities:

The significant components of the Company’s future income tax assets and liabilities at December 31, 2005 and 2004 are as follows:

	2005	2004

Future income tax assets:
U.S. and Canada: Mineral property, plant and equipment	$2.0	$4.1
Reclamation and other liabilities not currently deductible for tax	0.7	1.0
Losses carried forward and alternative minimum tax credits	21.3	17.3
Mexico: Losses carried forward	4.5	4.2
Guatemala: Mineral property, plant and equipment	—	0.7
Losses carried forward	2.5	2.7

Total future income tax assets	31.0	30.0
Valuation allowance	(31.0)	(30.0)

Future income tax assets, net of allowance	—	—

Future income tax liabilities:
U.S. and Canada: Mineral property, plant and equipment	2.4	3.0
Honduras: Mineral property, plant and equipment	7.2	10.0
Mexico: Mineral property, plant and equipment	40.1	27.1
Guatemala: Mineral property, plant and equipment	46.7	45.9

Total future income tax liabilities	96.4	86.0

Net future income tax liabilities	$96.4	$86.0

(b)	Potential future tax benefits:

At December 31, 2005, the Company has Canadian losses and tax pools of approximately $42.9 million, United States operating losses of approximately $36.9 million, Mexican operating losses of approximately $29.8 million, and Guatemalan tax deductions of approximately $8.1 million, which may be carried forward and used to reduce certain taxable income in future years. The Canadian tax pools are without expiry, and the Canadian, U.S. and Mexican losses and the Honduran and Guatemalan deductions expire at various dates from 2006 to 2025. The future income tax assets related to these losses and deductions have been offset by a valuation allowance.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
11. Income taxes (continued):
(c)	Future income taxes:

For 2005, the future income tax expense was due primarily to tax-effecting the earnings from Honduras and Mexico resulting in future income tax expense of $10.7 million (2004 - $1.9 million; 2003 — recovery of $1.2 million). In addition, in 2005, the Company has reorganized its corporate structure to achieve certain tax synergies which resulted in a reduction of future income tax liabilities of $5.0 million. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income in the future during the periods in which those temporary differences become deductible or expire. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.
12. Financial instruments and financial risk management:
(a)	Hedging:

In order to protect against the impact of declining gold prices, the Company has a policy that enables it to enter into forward sales and option contracts to effectively provide a minimum price for a portion of inventory and future production. Contracted prices on forward sales and options are recognized in revenues as designated production is delivered to meet commitments.

As at December 31, 2005, 2004 and 2003, the Company had no forward sales or option contracts outstanding.

(b)	Carrying value and fair value of financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, accounts and interest receivable, deposits, investments, accounts payable and accrued liabilities, taxes payable and long-term debt. Other than investments and long-term debt, the carrying amounts of the Company’s financial instruments approximate their fair values due to the short term to maturity of such instruments. At December 31, 2005, the quoted market value of investments in American Gold and Chesapeake Gold Corp. shares is disclosed in note 6. Management believes that the carrying value of long-term debt approximates fair value at December 31, 2005 and 2004, due to its market-based interest rates.

(c)	Credit risk:

The Company monitors the financial condition of its customers and counterparties to contracts and considers the risk of material loss to be remote.

(d)	Foreign currency risk:

The Company is exposed to fluctuations in foreign currencies through its foreign operations primarily in Honduras, Mexico, Guatemala and Canada. The Company monitors this exposure, but had no currency hedge positions at December 31, 2005, 2004 and 2003.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
13.	Segmented information:

The Company’s operating segments, based on the way management organizes and manages its business, are by significant mineral property (note 5) as noted below. The accounting policies of all segments are consistent with those outlined in note 2 — significant accounting policies.

		San		El
2005	Rand	Martin	Marigold	Sauzal	Marlin	Other	Total

Revenue	$1.8	$36.1	$62.9	$90.1	$11.7	$—	$202.6
Cost of sales	0.7	24.0	29.8	27.7	5.5	—	87.7
Depreciation and depletion	1.2	8.3	13.0	21.7	3.3	3.6	51.1
Other operating expenses	0.2	0.4	0.7	0.7	0.3	26.2	28.5

Earnings (loss) from operations	(0.3)	3.4	19.4	40.0	2.6	(29.8)	35.3
Other income (loss)	0.2	(0.2)	0.1	(0.9)	(0.2)	2.8	1.8

Earnings (loss) before taxes	$(0.1)	$3.2	$19.5	$39.1	$2.4	$(27.0)	$37.1

Capital expenditures	$—	$2.1	$25.7	$6.7	$98.0	$0.1	$132.6

Total assets	$3.0	$46.8	$85.5	$217.5	$339.8	$28.6	$721.2

		San		El
2004	Rand	Martin	Marigold	Sauzal	Marlin	Other	Total

Revenue	$5.5	$42.8	$38.1	$8.3	$—	$—	$94.7
Cost of sales	3.3	19.8	18.0	2.8	—	—	43.9
Depreciation and depletion	0.6	9.3	7.1	2.2	—	1.6	20.8
Other operating expenses	0.2	0.3	0.9	0.5	0.1	10.0	12.0

Earnings (loss) from operations	1.4	13.4	12.1	2.8	(0.1)	(11.6)	18.0
Other income (loss)	0.1	(0.7)	0.1	0.1	—	9.1	8.7

Earnings (loss) before taxes	$1.5	$12.7	$12.2	$2.9	$(0.1)	$(2.5)	$26.7

Capital expenditures	$—	$3.5	$23.9	$80.7	$83.2	$0.1	$191.4

Total assets	$2.4	$52.8	$70.8	$234.9	$230.7	$21.7	$613.3

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
13.	Segmented information (continued):

		San		El
2003	Rand	Martin	Marigold	Sauzal	Marlin	Other	Total

Revenue	$12.1	$36.7	$35.2	$—	$—	$—	$84.0
Cost of sales	8.1	17.4	16.1	—	—	—	41.6
Depreciation and depletion	1.7	9.3	6.7	—	—	—	17.7
Other operating expenses	0.1	0.3	1.6	—	3.0	6.9	11.9

Earnings (loss) from operations	2.2	9.7	10.8	—	(3.0)	(6.9)	12.8
Other income (loss)	0.2	(0.6)	0.1	—	—	4.7	4.4

Earnings (loss) before taxes	$2.4	$9.1	$10.9	$—	$(3.0)	$(2.2)	$17.2

Capital expenditures	$—	$3.5	$14.1	$43.8	$16.1	$0.3	$77.8

Total assets	$5.7	$54.3	$50.1	$155.9	$139.5	$128.6	$534.1

14.	Commitments and contingencies:
(a)	Operating leases and minimum royalties:

The Company has entered into operating leases for office premises and equipment that provide for minimum annual lease payments totaling up to $1.0 million per year for the next five years. Minimum royalty payments total approximately $0.6 million per year for the next five years.
(b)	Capital expenditures:

At December 31, 2005, the Company had committed to contracts for services totaling $7.4 million (Company’s share — $4.1 million) to be used in the expansion at the Marigold Mine. Contracts for $10.1 million relating to engineering and construction at the Marlin Project, and $0.4 million for equipment and services at the El Sauzal Mine had also been committed to.
(c)	Legal claims:

In addition to the legal matter regarding the Company’s Imperial Project, (note 5(b)(iii)), at December 31, 2005, the Company’s mine in Honduras continues to be the subject of legal claims associated with the permitting, construction, underlying property agreements and operation of the mine. Although the outcome of these matters is not determinable at this time, the Company believes none of these claims will have a material adverse effect on the Company’s financial position or results of operations.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
15.	Differences between Canadian and United States generally accepted accounting principles:

Accounting practices under Canadian and United States generally accepted accounting principles, as they affect the Company, are substantially the same, except for the following:
(a)	Accounting for income taxes:

United States accounting principles require the use of the asset and liability method of accounting for income taxes, which is comparable to Canadian accounting principles. However, as a result of the method by which the Company elected to adopt this Canadian standard in 2000, a difference arises effective January 1, 2000 between Canadian accounting principles and United States accounting principles. Canadian accounting principles allowed the Company to charge opening deficit with the $6.7 million additional future income tax liability required to be recognized on adoption of the new Canadian standard. Under United States accounting principles, this charge would have been recorded as an increase to the San Martin and Cerro Blanco mineral properties at the time of the business acquisition (the carrying value of the Cerro Blanco mineral property was subsequently written off).

As a result, under United States accounting principles, at December 31, 2005, mineral property, plant and equipment for the San Martin Mine would be increased by $1.5 million (2004 — $2.0 million) over the amount presented under Canadian accounting principles, with a corresponding reduction in deficit. The resulting increase in depreciation and depletion charges as these costs are amortized would have reduced reported earnings for 2005 by $0.5 million (2004 — $0.5 million; 2003 — $0.5 million) under United States accounting principles.
(b)	Stock based compensation:

Effective January 1, 2004, the Company adopted the amended Canadian accounting standard for stock-based compensation which requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options.

For purposes of the reconciliation to United States accounting principles, the Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, which is similar to the new amended Canadian standard, in fiscal 2004. Accordingly, adoption of these new Canadian and U.S. standards does not result in a significant difference in the calculation of stock-based compensation expense. However, the transitional provisions under the United States standard allow the effects of the fair value method to be accounted for under the modified prospective method, which requires the accounting for stock-based compensation expense subsequent to the date of adoption as if the fair value method was applied to all options granted since January 1, 1995, only to the extent they are unvested at the date of adoption and for which a stock-based compensation liability would be recorded. As a result, the January 1, 2004 adjustments to deficit, share capital and contributed surplus made under Canadian accounting principles, would not be made under United States accounting principles.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
15.	Differences between Canadian and United States generally accepted accounting principles (continued):
(b)	Stock based compensation (continued):

Had the Company determined compensation cost based on the fair value at the grant date for its stock options, the Company’s earnings for the year ended December 31, 2003 under United States accounting principles, would have changed to the pro forma amounts indicated below:

2003

Earnings for the year under United States accounting principles	$20.6
Compensation expense based on fair value of options granted and vested	7.9

Pro forma earnings for the year	$12.7

Pro forma earnings per share	$0.10

(c)	Accounting for interests in joint ventures:

Under United States accounting principles, interests in joint ventures are generally required to either be consolidated or accounted for by the equity method. However, interests in unincorporated joint ventures in the natural resource industry may be accounted for by proportionate consolidation, as under Canadian accounting principles. As the Company’s 66-2/3% interest in the Marigold Mine and 50% interest in the Cerro San Pedro (to the date of disposition in 2003), are held through unincorporated joint ventures, there is no difference between United States and Canadian accounting principles.
(d)	Exploration expenditures:

United States accounting principles requires exploration expenditures on mineral properties prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, to be expensed as incurred. Under Canadian accounting principles, these costs may be deferred. In the Company’s case, application of United States accounting principles does not result in a material difference in these consolidated financial statements.
(e)	Accounting for site closure and reclamation:

The Canadian accounting standard for asset retirement obligations (HB 3110) adopted effective January 1, 2004 is substantially the same as United States SFAS 143 that was applicable to the Company’s 2003 fiscal year for United States accounting purposes. However, the $2.9 million reduction in deficit as at January 1, 2003 under Canadian accounting principles, would have been recorded in earnings as a cumulative change in accounting principle for the year ended December 31, 2003 under United States accounting principles. There would be no differences between the balance sheets as at December 31, 2005 and December 31, 2004 or between the statement of operations for the years ended December 31, 2005 and 2004 prepared under United States accounting principles for this matter, compared to the balance sheets and statement of operations presented under Canadian accounting principles.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
15.	Differences between Canadian and United States generally accepted accounting principles (continued):
(f)	Accounting for investments in debt and equity securities:

SFAS No. 115, “Accounting for Investments in Debt and Equity Securities”, requires that portfolio investments that have readily determinable fair values and are held principally for sale in the near term be presented at fair value with their unrealized holding gains and losses included in earnings. Investments that have readily determinable fair values and, while not held principally for sale in the near term, are available-for-sale, must also be presented at fair value with their holding gains and losses reported in a separate component of shareholders’ equity until realized. Both these types of investments are presented on a cost basis under Canadian accounting principles. Under United States accounting principles, other assets and unrealized holding gains in shareholders’ equity at December 31, 2005 would each be increased by $3.3 million (2004 — $0.2 million), based on the quoted market price of the Company’s investments, which would be included in other comprehensive income for the years ended December 31, 2005 and 2004.
(g)	Comprehensive income:

Generally accepted accounting principles in the United States require that the Company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and contributed surplus in the equity section of the balance sheet.

Under United States accounting principles, other comprehensive income for the year ended December 31, 2005, which consists of changes in the unrealized holding gains on investments held, would be a gain of $3.1 million (2004 — $0.2 million; 2003 — nil).
(h)	New accounting pronouncements:
(i) Deferred stripping costs
The Emerging Issues Task Force has issued EITF 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry”. In EITF 04-6, the Task Force reached a consensus that stripping incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory in the period in which the stripping costs are incurred. EITF 04-6 does not address the stripping costs incurred during the pre-production phase, capitalization of which is permitted under United States accounting principles.
Historically, under Canadian and United States accounting principles, the Company has deferred stripping costs at the Marigold Mine in excess of the life-of-mine strip ratio. Since EITF 04-6 is effective for years beginning on or after December 15, 2005, with the cumulative effect of adoption of EITF 04-6 accounted for as a cumulative change in accounting policy, adoption of EITF 04-6 will affect the consolidated financial statements during 2006 for purposes of the reconciliation to United States accounting principles. The Company has not yet completed its review of the impact of this new consensus.

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
15.	Differences between Canadian and United States generally accepted accounting principles (continued):
(h)	New accounting pronouncements:
(ii) Stock-based compensation:
Effective January 1, 2006, under United States accounting principles, the Company would be required to adopt SFAS No. 123 (revised 2004), (“SFAS123R”), “Accounting for Stock-based Compensation”. One of the SFAS 123R requirements is that forfeitures of unvested instruments such as stock options be estimated at the grant date to determine the total compensation to be recognized. Under Canadian accounting principles, the Company accounts for forfeitures only as they occur. The Company has not yet completed its review of the impact of this or other differences arising on application of FAS 123R.
The reconciliation of net earnings for the year as shown in these consolidated financial statements to net earnings for the year in accordance with United States accounting principles, and to comprehensive income for the year using United States accounting principles, is as follows:

	2005	2004	2003

Net earnings for the year in these consolidated financial statements	$27.1	$20.9	$18.2
Adjustment for differences in accounting for income taxes	(0.5)	(0.5)	(0.5)
Cumulative effect of adjustment for differences in accounting for site closure and reclamation costs	—	—	2.9

Net earnings for the year using United States accounting principles	26.6	20.4	20.6
Other comprehensive income, net of tax:
Change in unrealized holding gains on investments	3.1	0.2	—

Comprehensive earnings for the year using United States accounting principles	$29.7	$20.6	$20.6

Basic earnings per share before cumulative effect of change in accounting principle	$0.20	$0.16	$0.14

Diluted earnings per share before cumulative effect of change in accounting principle	$0.20	$0.16	$0.14

Basic earnings per share	$0.20	$0.16	$0.16

Diluted earnings per share	$0.20	$0.16	$0.16

GLAMIS GOLD LTD.
Notes to Consolidated Financial Statements
(Tables expressed in millions of United States dollars, except per share amounts)
Years ended December 31, 2005, 2004 and 2003
15.	Differences between Canadian and United States generally accepted accounting principles (continued):

The reconciliation of deficit as shown in these financial statements to retained earnings (deficit) under United States accounting principles is as follows:

	2005	2004

Deficit in accordance with Canadian accounting principles	$(1.8)	$(28.9)
Adjustment for differences in accounting for income taxes	1.5	2.0
Adjustment for stock-based compensation	13.1	13.1
Other	(0.5)	(0.5)

	$12.3	$(14.3)

Mineral property, plant and equipment at December 31, 2005 would be $631.8 million (2004 - $543.8 million) under United States accounting principles. In addition, other assets, share capital and contributed surplus would be $28.0 million (2004 — $14.4 million), $481.4 million (2004 — $470.1 million) and $10.9 million (2004 — $6.0 million) respectively.

16.	Agreement with Western Silver Corporation

On February 24, 2006 the Company announced that it has entered into an agreement whereby the Company will acquire all of the issued and outstanding shares of Western Silver Corporation (“Western Silver”), a British Columbia, Canada corporation, pursuant to a plan of arrangement. Western Silver’s principal asset is the Peñasquito development project in Zacatecas, Mexico.

Under the agreement, the Company is offering to exchange 0.688 of a common share of the Company for each issued Western Silver share. Western Silver will transfer approximately CDN$38.8 million in cash and two properties located in Canada and Mexico to a new exploration company, anticipated to be named Western Copper Corporation (“Western Copper”). The current shareholders of Western Silver will receive, in addition to the 0.688 of a common share of the Company, one share of Western Copper for each share of Western Silver owned. Initially the Company will not have an interest in Western Copper but will retain a right to acquire a 5% stake in Western Copper.

The Company anticipates it will issue approximately 33.4 million common shares and 1.8 million option rights under the terms of the agreement. Completion of the transaction is subject to execution of a definitive agreement and approval by Western Silver shareholders and regulatory authorities.

The Board of Directors of each company has unanimously approved the transaction. All officers and directors of Western Silver have agreed to enter into lock-up and support agreements with the Company under which they will vote in favor of the transaction. If Western Silver terminates the transaction as a result of a superior offer, the Company is to receive a termination fee equal to 3.5% of the market capitalization of Western Silver at the time of the termination.